
05000470



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

December 29, 2004

Robert G. van Schoonenberg
Executive Vice President, General Counsel
and Secretary
Avery Dennison Corporation
150 North Orange Grove Boulevard
Pasadena, CA 91103-3596

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 12/29/2004

Re: Avery Dennison Corporation

Dear Mr. van Schoonenberg:

This is in regard to your letter dated December 23, 2004 concerning the shareholder proposal submitted by Calvert Asset Management Company for inclusion in Avery Dennison's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Avery Dennison therefore withdraws its December 14, 2004 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Mark F. Vilardo
Special Counsel

cc: Lily Donge
Social Research Analyst
Calvert Asset Management Company
4550 Montgomery Avenue
Bethesda, MD 20814


RECD S.E.C.
1086

8818


AVERY
DENNISON

Office of General Counsel

150 North Orange Grove Boulevard
Pasadena, California 91103-3596
Phone 626 304-2000
FAX 626 304-2251
www.averydennison.com

December 14, 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Omission of Shareholder Proposal Submitted to Avery Dennison

Dear Sir or Madam:

This letter is to inform you that it is the intention of Avery Dennison Corporation (the "Company") to omit from its proxy statement and form of proxy for the Company's 2005 Annual Meeting of Shareholders (collectively, the "2005 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from Calvert Asset Management (the "Proponent"). The Proposal requests that the Company "assess the feasibility of adoption and implementing greenhouse gas emission reduction targets across all U.S. and non-U.S. facilities, and report to shareholders (at reasonable cost and omitting proprietary information) by November 10, 2005." The Proposal is attached hereto as Exhibit A.

The Company respectfully requests that the staff of the Division (the "Staff") concur in its view that the Proposal is excludable (i) under Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's ordinary business operations and (ii) under 14a-8(i)(3) because the Proposal contains statements that are materially misleading to the Company's shareholders and thus should not be included in the 2005 Proxy Materials.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being mailed on this date to the Proponent, informing it of the Company's intention to omit the Proposal from the 2005 Proxy Materials. The Company intends to file its definitive 2005 Proxy Materials on or after March 10, 2005. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive materials and form of proxy with the Securities and Exchange Commission (the "Commission").

ANALYSIS

I. The Proposal Should Be Excluded under Rule 14a-8(i)(7) Because the Proposal Deals with Matters Relating to the Company's Ordinary Business Operations.

The Proposal should be considered a matter of ordinary business operations. Under Rule 14a-8(i)(7), a shareholder proposal dealing with a matter relating to the conduct of the ordinary business operations of a company may be omitted from the company's proxy materials. The Commission has stated that the policy underlying the ordinary business exclusion is "to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of the stockholders. The basic reason for this policy is that it is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings." Hearing on Commission Enforcement Problems before the Subcommittee of the Senate Committee on Banking and Currency, 85th Congress, 1st Session part 1, at 119 (1957), reprinted in part in Release 34-19135, n. 47 (October 14, 1982). In its release adopting revisions to Rule 14a-8, the Commission reaffirmed this position stating: "The general policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release 34-40018. The Commission went on to say:

> "The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies."

The Company believes the Proposal may be excluded on both of these grounds. In the Company's judgment, the Proposal fits squarely within the category of proposals that the Commission intended to permit registrants to exclude under Rule 14a-8(i)(7) because the Proposal falls within the purview of ordinary business operations, and is not within the exception for sufficiently significant social policy issues. In addition, the specific timeframe set by the Proposal constitutes impermissible micro-management.

The Proposal is primarily concerned with the Company's ability to evaluate and manage risk. Despite the Proponent's attempt to couch the Proposal in terms of a social policy issue to avoid exclusion, such efforts must fail as the preamble of the Proposal itself makes the "evaluation of risk" focus abundantly evident:

- The first paragraph of the Proposal raises the possible "impacts on industry" of climate variability;

- The second paragraph of the Proposal cites how corporate boards are expected to "evaluate potential risks" of climate change;

- The second paragraph also notes that there will be "increased pressure on boards to evaluate potential costs and risks;"

- The third paragraph notes Proponent's concern that "all industries with unabated GHG [greenhouse gas] emissions can face legal risk" and

- The sixth paragraph notes that "governors are increasingly supporting actions through legislation, lawsuits, and programs."

"Evaluating potential risks" (as noted in the Proposal) and managing such risks are fundamentally functions performed by Company management. The monitoring and evaluation of matters that may pose a regulatory or legal risk to the Company are clearly within the scope of management's ordinary business operations. This is true of regulatory changes in corporate governance requirements, disclosure standards, labor relations, accounting standards, and will also include monitoring changes in environmental legislation. Monitoring of financial risks, including those associated with potential issues created by environmental regulation, is an integral part of running the Company. To date, Company management has successfully managed the risk of changing legislation as it impacts the Company. Management should be permitted to continue to do so.

The Staff has consistently permitted the exclusion of proposals related to the evaluation and management of risk, and we respectfully request that the Staff maintain its stance with respect to the Proposal. In both *Xcel Energy, Inc.* (available April 1, 2004) and *Cinergy Corp.* (available December 23, 2002), shareholder proposals urged the boards of directors to issue a report disclosing "the economic risks associated with the Company's past, present and future emissions" [of several greenhouse gases] and "the public stance of the company regarding efforts to reduce these emissions." The Staff found that these proposals related to ordinary business matters, and therefore were excludable under Rule 14a-8(i)(7), as they related to "evaluation of risks and benefits," or "ordinary business operations." Similarly, in *The Mead Corporation* (available December 11, 2000), in which the proponent requested the board of directors to prepare a report on its liability projection methodology and assessment of environmental risk, the Staff found that the proposal was excludable under Rule 14a-8(i)(7) as "the proposal appears to focus on Mead's liability methodology and evaluation of risk." In *Williamette Industries* (available March 20, 2001), the Staff found that a shareholder proposal urging the board of directors to prepare a report outlining the company's environmental issues and efforts to resolve them, including an estimate of worst case financial exposure, was excludable under 14a-8(i)(7), noting that risk evaluation is a function that is conducted in the ordinary course of the company's business.

In addition, the Proposal's focus on regulatory and legal risk is an attempt by the Proponent to manage the Company's compliance with evolving legislation in this area. The Staff has concluded that proposals related to compliance with governmental statutes and regulations are matters that fall within the ordinary course business exception of Rule 14a-8(i)(7). In *Duke Power Company* (February 1, 1988), for example, the Staff concurred with Duke Power that a proposal requiring an annual report detailing Duke Power's environmental protection and pollution control activities could be omitted from its proxy statement on 14a-8(c)(7) (predecessor of 14a-8(i)(7)) grounds because compliance with governmental environmental regulations was considered part of Duke Power's ordinary business operations. The Company's operations are regulated by state, federal and local regulations and environmental compliance is part of its daily operations.

The wording of the Proposal differs somewhat from those set forth in the no-action letters cited above. However, it is the Company's view that the Proposal is in some ways more intrusive into ordinary course business operations than the risk reporting requested by the proponents in *Xcel Energy*, *Cinergy* and *The Mead Corporation*. As an initial step, the Company would need to inventory its level of greenhouse gas emissions. Then, it would need to assess the risk to its operations from the evolving, and in many cases, uncertain regulatory regimes regarding greenhouse gas emissions, which is analogous to the proposals in *Xcel Energy* and *Cinergy*. By way of example of the uncertainty of regulation in the area of greenhouse gas emissions, it is worthy of note that the United States, in which the Company manufactures products responsible for approximately half of the Company's sales, has rejected the Kyoto Protocol and the federal government's alternative approach to the Kyoto Protocol is still emerging. Both the decisions to inventory its level of greenhouse gas emissions and to assess the feasibility of adopting reduction targets are ordinary course risk-related evaluations that management is uniquely qualified to pass judgment on, not the shareholders. The Proposal falls squarely within the category of proposals that the Commission intended to permit registrants to exclude under Rule 14a-8(i)(7).

The Proponent's attempt to portray the Proposal as involving broad social and environmental policies must not be permitted to succeed. The Proponent seeks to avoid exclusion despite its intent to micro-manage the Company's ordinary course, day-to-day function of risk evaluation and management by raising an issue that Proponent hopes the Staff will view as a "sufficiently significant social policy issue." The Proposal does not identify a "sufficiently significant social policy issue" with which to justify inclusion, but rather is a thinly veiled attempt to micro-manage the Company.

The second consideration underlying the ordinary business exclusion relates to the degree to which the Proposal seeks to micro-manage the Company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. First, the Company is a global leader in pressure-sensitive technology and innovative self-adhesive solutions for consumer products and label materials with operations in dozens of countries, which makes the

Company subject to dozens of different regulatory regimes. An analysis of the feasibility of implementing greenhouse gas emission reduction targets for the Company as a whole is a task of tremendous scope that necessarily involves large amounts of detail and expenditure of time and effort. The task is further complicated by the Proposal's setting of a specific timeframe for such assessment. Such a specific timeframe, which is one of the Commission's indicia of proposals that violate Rule 14a-8(i)(7) according to Exchange Act Release No. 40018 (May 21, 1988), is impermissible micro-managing.

While the Company appreciates that global climate change and greenhouse gas emissions will be topics for risk management and its ongoing environmental compliance program in the future, the setting of such a short timeframe for such a detailed analysis, in light of the lack of any discernable short-term regulatory risk of greenhouse gas emissions to the Company, and in light of the regulatory uncertainty in this area noted above, make it clear that the Proponent is not sufficiently informed either on the timeframe for implementing regulatory developments in this area or on the nature of the Company's business as it relates to potential environmental risk. By contrast, Company management is in the appropriate position to address the link between risk, growth and ultimately enhanced shareholder value.

The Company should be permitted to determine whether there are other items of more immediate concern to it, and only management is qualified to properly allocate and prioritize Company resources. There are a myriad of risks facing any multinational company, and only Company management is qualified to navigate the complexity of assessing the appropriate priority of risks to be addressed in light of economic, competitive and reputational considerations.

The subject matter of the report involves a matter of ordinary business that is subject to ongoing evaluation by the management of the Company. As the Commission noted in Exchange Act Release No. 34-20091 (Aug. 16, 1983), where the subject matter of a special report involves a matter of ordinary business, the proposal will be excludable under Rule 14a-8(c)(7) (predecessor of Rule 14a-8(i)(7)). The requested report is precisely the type of report contemplated by Release No. 34-20091; by requesting a report by a specific deadline on matters of ordinary business (risk evaluation and management) that must, by their nature, be evaluated on a long term and ongoing basis, the Proposal seeks to micro-manage the Company and is excludable under Rule 14a-8(i)(7).

II. The Proposal Should Be Excluded under Rule 14a-8(i)(3) Because the Statements Supporting the Proposal are Materially Misleading.

Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal and the related supporting statement if such proposal or supporting statement is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff clarified its views on the appropriate use by companies of Rule 14a-8(i)(3) as a grounds for proposing exclusion of a shareholder proposal in Staff Legal Bulletin 14B (September 15, 2004). The Staff noted that the following grounds for proposed exclusion are not proper:

- "the company objects to factual assertions because they are not supported;

- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such."

The Staff also noted that it would "concur in the company's reliance on Rule 14a-8(i)(3) to exclude or modify a proposal or statement only where that company has demonstrated objectively that the proposal or statement is materially false or misleading." The Company has carefully considered the Staff's interpretation of Rule 14a-8(i)(3) set forth in Staff Legal Bulletin 14B, and respectfully maintains that several statements in the Proposal are materially misleading to shareholders such that the Company is seeking exclusion of the Proposal on such grounds. Set forth below are the statements in the Proposal's preamble which the Company believes to be materially misleading:

First, the third paragraph of the Proposal's preamble is materially misleading in that, although it is true that the attorneys general from eight states have in fact filed a lawsuit demanding five companies to reduce carbon dioxide emissions by three percent per year for the next decade, the lawsuit is directed solely at power companies which are among the largest carbon dioxide emitters in the United States. The Company is not a power company, and these public utilities present an entirely different environmental risk profile than the Company. At this time, to the best of the Company's knowledge, there are no lawsuits of this nature relating to the Company, nor are any currently being threatened. Therefore, it is materially misleading to use this particular example as an impending threat to the Company.

Second, the fourth paragraph of the Proposal's preamble is materially misleading because the impact of the Kyoto Protocol on the Company is uncertain. The Kyoto Protocol, as an international treaty, is an agreement between the governments of countries which identifies a common policy framework regarding the issue of climate change. The Kyoto Protocol does not create regulations on companies or facilities within individual countries. Any regulatory effect of the Kyoto Protocol will not occur until the relevant signatory nation translates this policy into its domestic legislation, which for the most part simply has not happened yet. Until such further legislation is passed in the respective signatory nations, we believe it is both premature and materially misleading to imply that there will in fact be a material impact on the Company.

Finally, the sixth paragraph of the Proposal's preamble relating to the increasing support of governors to actions addressing GHG emissions through legislation, lawsuits and programs is materially misleading as such actions have mainly targeted emissions from power generator sources. For example, the Company is aware that Oregon has passed regulations requiring new generating facilities to meet a CO_2 emission standard, that Massachusetts has mandated CO_2 reductions as part of a power plant multi-pollutant program and that New Hampshire has similarly taken a multi-pollutant approach to power plant emissions. The Regional Greenhouse Gas Initiative, a multi-state approach to reducing greenhouse gas emissions, also focuses on power generators. At this time, to the best of the Company's knowledge, there are no programs in any state where the Company has manufacturing facilities where programs for statewide reductions of GHG emissions directly relate to the Company's operations.

In light of the foregoing, the Company believes that the Proposal is materially misleading and is, therefore, excludable from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(3) and 14a-9.

******

Based on the foregoing, the Company believes that it may omit the Proposal from its 2005 Proxy Materials, and the Company respectfully requests that the Staff not recommend any enforcement action if the Proposal is omitted from such proxy materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this letter. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. If we can be of any further assistance in this matter, please do not hesitate to contact the undersigned, at (626) 304-2030. If the Staff responds in writing to this letter, we would greatly appreciate it if the Staff would also kindly fax its response to the undersigned at (626) 304-2251.

Thank you for your consideration.

Sincerely,



Robert G. van Schoonenberg
Executive Vice President, General Counsel
and Secretary

Enclosure

cc: William M. Tartikoff, Esq., Calvert Asset Management Company, Inc.
Lily Donge, Calvert Asset Management Company, Inc.

EXHIBIT A

Calvert Asset Management's resolution to assess the feasibility of adopting and implementing greenhouse gas emission reduction targets

WHEREAS three in four Americans acknowledge that global warming is a real problem requiring action, and a majority of Americans are optimistic that steps taken to reduce greenhouse gas (GHG) emissions will benefit the US economy. (Program on International Policy Attitudes/ Knowledge Networks Report, June 25, 2004). In addition, the scientific community and the current administration's U.S. Climate Change Science Program concur that climate variability can profoundly influence social and natural environments, with impacts on industry that can be large and far-reaching.

WHEREAS "Corporate boards will be increasingly expected to evaluate potential risks associated with climate change. The frequently cited "Enron effect" will likely result in increased pressure on boards to evaluate potential costs and risks associated with mitigation either of carbon emissions or of the effects of actual climate changes." (Conference Board Executive Action Report, August 2004).

WHEREAS attorneys general from eight states have filed a lawsuit demanding five companies to reduce carbon dioxide emissions by 3 percent per year for the next decade, and we believe that all industries with unabated GHG emissions can face legal risk.

WHEREAS the Russian government recently approved the Kyoto Protocol, making the emissions targets taken on for the 2008-2012 period by more than 30 developed countries, including those of the European Union (EU), Russia, Japan, Canada, New Zealand, Norway and Switzerland, legally binding. Specifically, EU countries have committed to an average reduction of GHG emissions by 8% below 1990 levels, and in January 2005, the EU Greenhouse Gas Emission Trading Scheme will commence as the largest multi-country, multi-sector GHG emission trading scheme worldwide.

WHEREAS Avery Dennison has manufacturing plants located in countries where GHG emission reduction plans are being developed, including: Canada, Germany, Italy, the Netherlands, and the United Kingdom.

WHEREAS in the United States, governors are increasingly supporting actions to address GHG emissions through legislation, lawsuits, and programs. For example, Pennsylvania and Massachusetts, where Avery Dennison has manufacturing facilities, have programs for statewide reductions of GHG emissions.

BE IT RESOLVED, that shareholders request that the company assess the feasibility of adopting and implementing greenhouse gas emission reduction targets across all U.S. and non-U.S. facilities, and report to shareholders (at reasonable cost and omitting proprietary information) by November 10, 2005.


AVERY
DENNISON

Office of General Counsel
150 North Orange Grove Boulevard
Pasadena, California 91103-3596
Phone 626 304-2000
FAX 626 304-2251
www.averydennison.com

December 23, 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Withdrawal of request for no-action relief regarding omission of shareholder proposal submitted to Avery Dennison Corporation

Dear Sir or Madam:

On December 14, 2004, Avery Dennison Corporation (the "Company") submitted to the staff of the Division of Corporation Finance (the "Staff") six copies of the Company's request that the Staff concur with the Company's view that a shareholder proposal and statements in support thereof (the "Proposal") were excludable from the Company's 2005 proxy materials under Rule 14a-8(i)(7) or, alternatively, Rule 14a-8(i)(3) of the rules and regulations of the Securities Exchange Act of 1934.

On December 23, 2004, the Company received a letter via facsimile from Calvert Asset Management, Inc. (the "Proponent"), from whom the Company received the Proposal, indicating that the Proponent has withdrawn the Proposal.

Given that the Proponent has withdrawn its Proposal, the Company hereby formally withdraws its December 14, 2004 request for no-action and respectfully requests that the Staff no longer review this matter.

If the Staff has any questions or if the Company can be of any further assistance, please do not hesitate to contact the undersigned at (626) 304-2030.

Thank you for your assistance.

Sincerely,



Robert G. van Schoonenberg
Executive Vice President, General Counsel
and Secretary

Enclosure

cc: William M. Tartikoff, Esq., Calvert Asset Management Company, Inc.
Lily Donge, Calvert Asset Management Company, Inc.



Calvert

INVESTMENTS THAT MAKE A DIFFERENCE

An Ameritas Acacia Company

December 23, 2004

Robert G. van Schoonenberg
Executive Vice President, General Counsel and Secretary
Avery Dennison Corporation
150 North Orange Grove Boulevard
Pasadena, California 91103

Dear Mr. van Schoonenberg:

On behalf of Calvert Asset Management Company, I would like to thank you for your letter regarding Avery Dennison's views on greenhouse gas (GHG) emissions. We appreciate the responsiveness and efforts that Avery Dennison's management has given to the dialogue on this issue since September 16, 2004. As such, we understand Management's view that responding to climate change policy issues will take time.

Calvert is pleased to learn of the Company's firm commitment to evaluate how operations contribute to GHG emissions. We value, above all, Management's willingness to develop and distribute a customized protocol and appreciate management's anticipation that this effort will include the identification of certain opportunities for GHG reductions.

Avery Dennison's written commitment to undertake a GHG inventory "shortly" meet the spirit and intent of the social policy request outlined in our 2005 Shareholder Proposal, and serves as a first step towards implementation of the proposal. Therefore, we are withdrawing our shareholder proposal from Avery Dennison's proxy materials.

Calvert looks forward to continued involvement with Avery Dennison to better understand how the inventory is proceeding and to discuss the appropriate means for disclosure. While we understand that regulatory uncertainties make immediate disclosure difficult, Calvert strongly supports stakeholders' concern that lack of information about a GHG management strategy leaves the company vulnerable to legal or competitive risk in the future.

In mid-year 2005, Calvert proposes to follow-up with Management to continue our discussion, and to learn more about plans for disclosure of the Company's environmental management process to prevent and detect risk. Depending on our continued dialogue with management, we reserve the right to resubmit a resolution in next year's proxy ballot, regarding social policy issues.

4550 Montgomery Avenue
Bethesda, Maryland 20814
301.951.4800
www.calvert.com



We look forward to continuing our dialogue with Management in the coming year. If you have any questions or concerns, please feel free to contact me at (301) 961-4758 or via email at lily.donge@calvert.com.

Sincerely,

Lily Donge
Social Research Analyst

cc:
Cynthia S. Guenther, Vice President, Investor Relations, Avery Dennison.
Frank Brandauer, Director, Environmental, Health, and Safety Services, Avery Dennison.
William M. Tartikoff, Esq., Senior Vice President and General Counsel, Calvert Group.
Nikki Daruwala, Manager, Advocacy & Social Policy, Calvert Group.

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